香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

Hongkong Electric Centre, 44 Kennedy Road, Hong Kong
Tel : 2843 3111 Fax : 2810 0506
Website : www.hec.com.hk

RECEIVED
2007 DEC 20 A 11:35

7th December 2007

07028728

BY AIR MAIL

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs,

Hongkong Electric Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-4086

The following materials are enclosed pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule by Hongkong Electric Holdings Limited:

Notice of Extraordinary General Meeting and Proxy Form

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that Hongkong Electric Holdings Limited is subject to the Exchange Act.

Yours faithfully,

PROCESSED
DEC 3 1 2007
THOMSON
FINANCIAL

Lillian Wong
COMPANY SECRETARY

Enc.
LW/jh

12/21

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0006)

港燈
HK Electric

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Hongkong Electric Holdings Limited (the "**Company**") will be held at the Ballroom, 1st Floor, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Thursday, 27 December 2007 at 10:30 a.m. for the purposes of considering and, if thought fit, passing with or without modification the following resolution as an **Ordinary Resolution**:

"**THAT** the terms and conditions of the agreement made between the Company and Cheung Kong Infrastructure Holdings Limited ("**CKI**") dated 30 October 2007 (the "**Agreement**"), a copy of which has been produced to this meeting marked "A" and signed by the Chairman of the meeting for the purpose of identification, the acquisition by the Company of 50% of the entire issued share capital of Stanley Power Inc. as at the completion date of the Agreement and the carrying out by the Company of the related transactions (collectively, the "**Transactions**") as contemplated under the Agreement, and/or as set out in the circular to the shareholders of the Company dated 20 November 2007 (the "**Circular**"), a copy of which has been produced to this meeting marked "B" and signed by the Chairman of the meeting for the purpose of identification, and the implementation, exercise or enforcement of any of the rights, and performance of any of the obligations under the Agreement and/or the Transactions be and are hereby approved; and any two executive directors of the Company be and are hereby authorised to execute all such documents and deeds (and if necessary apply the common seal of the Company thereto) and do and authorise all such acts, matters and things as they may in their discretion consider necessary or desirable on behalf of the Company for the purpose of implementing, and otherwise in connection with, the Agreement and the Transactions and the implementation, exercise or enforcement of any of the rights, and performance of any of the obligations under the Agreement and/or any deed, document, undertaking or obligation entered into or associated with the Agreement and/or the Transactions, including agreeing any modifications, amendments, waivers, variations or extensions of the Agreement and/or any deed, document, undertaking or obligation entered into or associated with the Agreement and/or the Transactions, as such directors may deem fit."

By order of the Board
Hongkong Electric Holdings Limited
Lillian Wong
Company Secretary

Hong Kong, 6 December 2007

Notes:

(1) The purpose of the above resolution is to approve the Agreement, the Transactions and the implementation thereof as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). Shareholders are advised to read the Circular which contains information concerning the above resolution which is to be proposed at the above meeting or any adjournment thereof (the "EGM"). In particular, a letter from the board of directors, a letter from the Independent Board Committee (as defined in the Circular) and the text of a letter of advice from the Independent Financial Adviser (as defined in the Circular) containing its advice to the Independent Board Committee and the Independent Shareholders (as defined in the Circular) are respectively set out on pages 5 to 11, page 12 and pages 13 to 32 of the Circular.

(2) The Circular was despatched to the Shareholders on 20 November 2007. A soft copy of the Circular can be downloaded from the Hong Kong Exchanges and Clearing Limited's website (www.hkex.com.hk) or the Company's website (www.heh.com).

(3) The above resolution will be put to the vote at the EGM by way of a poll.

(4) A member of the Company entitled to attend and vote at the EGM is entitled to appoint a proxy to attend and vote for him. (The number of proxies appointed by any member who is a holder of two or more shares shall not exceed two.) A proxy need not be a member of the Company. To be valid, such member of the Company must complete the enclosed form of proxy in accordance with the instructions printed on it and return it to the registered office of the Company, 44 Kennedy Road, Hong Kong no later than 48 hours before the time for holding the EGM (or any adjournment thereof). Completion and return of the enclosed form of proxy will not preclude such member of the Company from attending and voting in person at the EGM (or any adjournment thereof) should such member of the Company so wish.

(5) The register of members of the Company will be closed from Friday, 21 December 2007 to Thursday, 27 December 2007, both days inclusive to ascertain members who are entitled to attend and vote at the EGM. To qualify for the right to attend and vote at the EGM (or any adjournment thereof), all share transfers accompanied by the relevant share certificates must be lodged with the Company's registrar, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong no later than 4:30 p.m. on Thursday, 20 December 2007.

(6) Regarding directors' interests in the matter dealt with by the above resolution, shareholders are advised to read the Appendix in the Circular on pages 33 to 41 which contains such information.

(7) CKI is a controlling shareholder (as defined in the Listing Rules) of the Company. CKI and its associates holding shares in the Company will abstain from voting at the EGM as required by the Listing Rules.

(8) As at the date of this Notice, the Executive Directors are Mr. FOK Kin Ning, Canning (Chairman), Mr. TSO Kai Sum (Group Managing Director), Mrs. CHOW WOO Mo Fong, Susan (also alternate to Mr. FOK Kin Ning, Canning and Mr. Frank John SIXT), Mr. Andrew John HUNTER, Mr. KAM Hing Lam, Mr. LEE Lan Yee, Francis, Mr. LI Tzar Kuoi, Victor, Mr. Neil Douglas MCGEE, Mr. Frank John SIXT and Mr. WAN Chi Tin; and the Non-executive Directors are Mr. Ronald Joseph ARCULLI, Mr. Holger KLUGE (Independent Non-executive Director), Mr. George Colin MAGNUS, Mr. Ralph Raymond SHEA (Independent Non-executive Director), Mr. WONG Chung Hin (Independent Non-executive Director) and Mr. YEE Lup Yuen, Ewan.

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

(於香港註冊成立的有限公司)

(股份代號：0006)

股東特別大會通告

茲通告香港電燈集團有限公司(「**本公司**」)謹訂於二零零七年十二月二十七日(星期四)上午十時三十分假座香港九龍紅磡德豐街二十號海逸酒店一樓大禮堂舉行股東特別大會，以考慮及酌情通過下列決議案為一項**普通決議案**(不論有否修訂)：

「**動議**批准本公司與長江基建集團有限公司(「**長江基建**」)於二零零七年十月三十日訂立之協議(「**該協議**」，其註有「A」字樣之副本已於本大會上提呈，並由本大會主席簽署以資識別)之條款及條件，及根據該協議擬進行及／或本公司於二零零七年十一月二十日向本公司股東發出之通函(「**通函**」，其註有「B」字樣之副本已於本大會上提呈，並由本大會主席簽署以資識別)所載本公司收購Stanley Power Inc.於該協議完成日期全部已發行股本之50%及本公司進行之有關交易(統稱為「**該等交易**」)，以及實行、行使或實施該協議及／或該交易項下之任何權利及履行其任何責任；並授權本公司任何兩名執行董事簽立所有有關文件及契據(及如有需要加蓋本公司印鑑)及代表本公司作出及授權彼等酌情認為必需或合宜之一切有關行為、事宜及事情，以實行該協議及該等交易及實行、行使或實施該協議及／或與該協議及／或該等交易有關而訂立之任何契據、文件、承諾或責任項下之任何權利及履行其任何責任，包括於董事可能視為適合之情況下同意任何修改、修訂、豁免、更改或延長該協議及／或根據該協議及／或該等交易訂立或與之有關之任何契據、文件、承諾或責任。」

承董事會命

香港電燈集團有限公司

公司秘書

黃莉華

香港，二零零七年十二月六日

附註：

(一) 上述決議案旨在按香港聯合交易所有限公司證券上市規則(「上市規則」)之規定批准該協議、該等交易及其實行。謹請股東閱覽通函，當中載有關於將在上述大會或其任何續會(「股東特別大會」)上提呈之上述決議案之資料。尤其是，通函第5至第11頁、第12頁及第13至第32頁分別所載之董事會函件、獨立董事委員會(定義見通函)函件及獨立財務顧問(定義見通函)意見函件(當中載有其致獨立董事委員會及獨立股東之意見)。

(二) 通函已於二零零七年十一月二十日寄發予股東。通函可於香港交易及結算所有限公司網站(www.hkex.com.hk)或本公司網站(www.heh.com)下載。

(三) 上述決議案將於股東特別大會上以投票方式表決。

(四) 有權出席股東特別大會及於會上投票之本公司股東，均有權委任代表出席及代其投票。(任何持有兩股股份或以上之股東不得委任超過兩名代表。)代表人不必為本公司股東。該本公司股東必須按照其上印備之指示填妥隨附之委派代表書，於股東特別大會(或其任何續會)舉行時間前四十八小時交回本公司之註冊辦事處，地址為香港堅尼地道44號，方為有效。填妥及交回隨附之委派代表書後，該本公司股東仍可依願出席股東特別大會(或其任何續會)及於會上投票。

(五) 本公司將由二零零七年十二月二十一日(星期五)至二零零七年十二月二十七日(星期四)(首尾兩日包括在內)暫停辦理股份過戶工作，以確定可出席股東特別大會及於會上投票之股東名單。為符合資格出席股東特別大會(或其任何續會)及於會上投票，所有股份過戶文件連同有關股票須於二零零七年十二月二十日(星期四)下午四時三十分前送達本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓1712至1716室。

(六) 就董事於上述決議案所處理事項之權益而言，謹請股東閱讀通函第33至第41頁之附錄，當中載有有關資料。

(七) 長江基建為本公司之控股股東(定義見上市規則)。持有本公司股份之長江基建及其聯繫人將按上市規則之規定於股東特別大會上放棄投票。

(八) 於本通告日期，執行董事為霍建寧先生(主席)、曹棨森先生(集團董事總經理)、周胡慕芳女士(亦為霍建寧先生及陸法蘭先生之替任董事)、甄達安先生、甘慶林先生、李蘭意先生、李澤鉅先生、麥堅先生、陸法蘭先生及尹志田先生；及非執行董事為夏佳理先生、顧浩格先生(獨立非執行董事)、麥理思先生、佘頌平先生(獨立非執行董事)、黃頌顯先生(獨立非執行董事)及余立仁先生。

File No. 82-4086

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0006)

港燈 HK Electric

FORM OF PROXY FOR USE AT THE EXTRAORDINARY GENERAL MEETING OF THE COMPANY TO BE HELD ON THURSDAY, 27 DECEMBER 2007

I/We (1) ____

of (2) ____

being the registered holder(s) of (3) ____________________ shares of HK$1.00 each in Hongkong Electric Holdings Limited 香港電燈集團有限公司 hereby appoint (4) the Chairman of the Meeting or ____

of ____

as my/our proxy to attend and vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company to be held on Thursday, 27 December 2007 at 10:30 a.m. and at every adjournment thereof on the undermentioned resolution as indicated:

Resolution	For (5)	Against (5)
The ordinary resolution set out in the notice convening the Extraordinary General Meeting — To approve the acquisition of 50% of the entire issued share capital of Stanley Power Inc. and associated matters		

Dated this ________ day of ________________ 2007.

Signature(s) (6) ______________________________

Notes:

(1) Please insert your full name(s) in **BLOCK CAPITALS**.

(2) Please insert your address(es) in **BLOCK CAPITALS.**

(3) Please insert the number of shares of HK$1.00 each registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).

(4) If any proxy other than the Chairman of the Meeting is preferred, strike out "the Chairman of the Meeting" and insert the name and address of the proxy desired in the space provided. Any alteration made to this form of proxy must be initialled by the person who signs it.

(5) **IMPORTANT:** If you wish to vote for the resolution in the Notice of Extraordinary General Meeting, please place a "tick" in the relevant box under "For". If you wish to vote against the resolution in the Notice of Extraordinary General Meeting, please place a "tick" in the relevant box under "Against". In the event that neither the box under "For" nor that under "Against" is completed, the proxy will be entitled to vote at his discretion.

(6) This form of proxy must be signed by you or your attorney duly authorised in writing or in the case of a corporation, must be either under seal or under the hand of an officer or attorney duly authorised in that behalf.

(7) In order to be valid, this form, together with the power of attorney or other authority (if any) under which it is signed (or a notarially certified copy of such power or authority) must be lodged at the registered office of the Company, 44 Kennedy Road, Hong Kong not less than 48 hours before the time appointed for holding the above meeting.

(8) In the case of joint holders of any share, any one of such persons may vote, either personally or by proxy in respect of such share, provided that if more than one of such joint holders be present at the above meeting (or any adjournment thereof) personally or by proxy, the person whose name stands first in the register shall alone be entitled to vote in respect thereof.

(9) The proxy need not be a member of the Company but must attend the above meeting (or any adjournment thereof) in person to represent you.

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

(於香港註冊成立的有限公司)

(股份代號：0006)

港燈
HK Electric

本公司將於二零零七年十二月二十七日(星期四)舉行之
股東特別大會適用之委派代表書

本人／吾等[一] ______________________________

地址[二] ______________________________

乃香港電燈集團有限公司Hongkong Electric Holdings Limited每股面值港幣一元股份[三] __________ 股

之註冊持有人，茲委任[四] 大會主席或(姓名) ______________________________

地址 ______________________________

代表本人／吾等出席二零零七年十二月二十七日(星期四)上午十時三十分舉行之股東特別大會，並於會中或續會時代表投票議決下列決議案：

決議案	贊成[五]	反對[五]
於召開股東特別大會通告內刊載之普通決議案 — 有關批准收購Stanley Power Inc.之全部已發行股本之50%及相關事宜		

日期：二零零七年__________月__________日

簽署[六]：______________________________

END

附註：

(一) 請用正楷填寫　閣下的全名。

(二) 請用正楷填寫　閣下的地址。

(三) 請填上登記於　閣下名下之面值港幣一元股份數目。如未有填上股份數目，本委派代表書所指之股數乃被視為登記於閣下名下所有股份。

(四) 如擬委任另一代表，請刪去已印備之「大會主席」字樣，並在空欄內填上　閣下將委派代表之姓名及地址，本委派代表書之每項更改，均須由簽署人簡簽示可。

(五) **注意**：　閣下如欲投票贊成股東特別大會通告所載之決議案，請在「贊成」欄內以「✓」表示；如欲反對則請在「反對」欄內以「✓」表示反對。倘「贊成」及「反對」兩欄皆沒有填寫，則代表人有權自行投票。

(六) 本委派代表書必須由　閣下或　閣下之正式書面授權人簽署。如股東為一有限公司，則委派代表書必須蓋上印鑑，或由正式授權之職員或授權人簽署。

(七) 本委派代表書連同簽署人之授權書或其他授權文件(如有)或經由公證人簽署證明之副本，必須於上述大會舉行前四十八小時送達本公司註冊辦事處，地址為香港堅尼地道四十四號，方為有效。

(八) 任何一位聯名股東均可根據所持之股份親身或委派代表投票。若多過一位聯名股東或其代表出席上述大會(或其任何續會)，則只有股東名冊上排名於首的一位有權投票。

(九) 代表人不必為本公司股東，惟須親身出席上述大會(或其任何續會)代表　閣下。